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Revised Language for Sub-Item 77D
First Investors Series Fund II, Inc.

In order to comply with newly adopted Rule 35d-1 under the Investment Company Act of 1940, as amended, Utilities Income Fund, All-Cap Growth Fund, Mid-Cap Opportunity Fund and Focused Equity Fund amended their non-fundamental investment policies to provide that, under normal circumstances, each Fund invests at least 80% of its net assets in securities described by its name. In addition, each Fund adopted a non-fundamental policy to provide shareholders with 60 days notice prior to any change in this 80% policy.